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                 FORM 4

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     CHECK BOX IF NO LONGER SUBJECT TO
     SECTION 16. FORM 4 OR FORM 5
     OBLIGATIONS MAY CONTINUE. SEE
     INSTRUCTION 1(B).

                                              U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

            FILED PURSUANT TO SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTION 17(A) OF THE PUBLIC UTILITY
                         HOLDING COMPANY ACT OF 1935 OR SECTION 30(F) OF THE INVESTMENT COMPANY ACT OF 1940
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1. NAME AND ADDRESS OF REPORTING |2.   ISSUER NAME AND TICKER OR TRADING          |6. RELATIONSHIP OF REPORTING PERSON
   PERSON*                       |     SYMBOL                                     |   TO ISSUER
                                 |                                                |
   SIPZNER     HOWARD            |     EQUITY ONE, INC. (NYSE:EQY)                |   (CHECK ALL APPLICABLE)
                                 |                                                |
                                 |                                                |   [ ] DIRECTOR       [ ] 10% OWNER
                                 |                                                |   [X] OFFICER        [ ] OTHER
                                 |                                                |       (GIVE TITLE        (SPECIFY
                                 |                                                |       BELOW)              BELOW)
                                 |                                                |
                                 |                                                |            CHIEF FINANCIAL OFFICER
                                 |                                                |
---------------------------------|---------------------------------------------|----------------------------------------------------
   (LAST)    (FIRST)   (MIDDLE)  |3.   IRS OR SOCIAL      |4. STATEMENT FOR       |7.  INDIVIDUAL OR JOINT/GROUP FILING
                                 |     SECURITY NUMBER    |   MONTH/YEAR          |    (CHECK APPLICABLE LINE)
                                 |     OF REPORTING PERSON|                       |
                                 |     (VOLUNTARY)        |                       |
                                 |                        |   MARCH               |
 1696 N.E. MIAMI GARDENS DRIVE   |                        |    2002               |     [X] FORM FILED BY ONE REPORTING
                                 |                        |                       |         PERSON
-------------------------------- |                        |-----------------------|
           (STREET)              |                        |5. IF AMENDMENT,       |
                                 |                        |   DATE OF             |
NORTH MIAMI BEACH  FLORIDA 33179 |                        |   ORIGINAL            |     [ ] FORM FILED BY MORE THAN ONE
                                 |                        |   (MONTH/YEAR)        |         REPORTING PERSON
---------------------------------|                        |                       |
(CITY)             (STATE) (ZIP) |                        |                       |
                                 |                        |                       |
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                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. TITLE OF SECURITY |2. TRANSACTION  |3. TRANSACTION|   4. SECURITIES            |5. AMOUNT OF   |6. OWNERSHIP      |7.  NATURE OF
   (INSTR. 3)        |   DATE         |   CODE       |      ACQUIRED (A)          |   SECURITIES  |   FORM:          |    INDIRECT
                     |   (MONTH/DAY/  |   INSTR. 8)  |      OR DISPOSED           |   BENEFICIALLY|   DIRECT (D)     |    BENEFICIAL
                     |   YEAR)        |              |      OF (D) (INSTR.        |   OWNED AT    |   OR INDIRECT (I)|    OWNERSHIP
                     |                |              |      3, 4, AND 5)          |   END OF      |   (INSTR. 4)     |    (INSTR. 4)
                     |                |              |                            |   MONTH)      |                  |
                     |                |--------------|----------------------------|   (INST. 3,   |                  |
                     |                | CODE  |  V   | AMOUNT   |(A) OR| PRICE    |   AND 4)      |                  |
                     |                |       |      |          | (D)  |          |               |                  |
-------------------------------------------------------------------------------|---------------------------------------------------
Common Stock, par    |    3/15/02     |   M   |      |  87,500  |  A   |$9.90     |    153,989    |        (D)       |
value $0.01 per      |                |       |      |          |      |          |               |                  |
share                |                |       |      |          |      |          |               |                  |
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Common Stock, par    |    3/28/02     |       |  V   |  18,000  |  A   |$13.425   |    153,989    |        (D)       |
value $0.01 per      |                |       |      |          |      |          |               |                  |
share (1)            |                |       |      |          |      |          |               |                  |
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Common Stock, par    |    4/1/02      |   p   |      |   8,600  |  A   |$11.58975 |    153,989    |        (D)       |
value $0.01 per      |                |       |      |          |      |          |               |                  |
share (2)            |                |       |      |          |      |          |               |                  |
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                                                     Page 1
                                                                                                     (Over)(Print or Type Response)

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     1.    |    2.    |     3.    |     4.    |     5.     |      6.       |    7.       |   8.     |    9.    |   10.    |   11.
Title of   |Conver-   |Transaction|Transaction|Number of   |Date           |Title and    |Price of  |Number    |Ownership |Nature of
Derivative |sion or   |Date       |Code       |Derivative  |Exercisable    |Amount of    |Derivative|of Deriva-|Form of   |Indirect
Security   |Exercise  |Month/Day/ |(Instr. 8) |Securities  |Date (Month    |Underlying   |Security  |tive Secu-|Derivative|Benefi-
(Instr. 3) |Price of  |Year)      |           |Acquired    |Day/Year)      |Securities   |(Instr. 5)|rities    |Security: |cial
           |Derivative|           |           |(A) or      |               |(Instr. 3    |          |Beneficial|Direct    |Owner-
           |Security  |           |           |Disposed of |               |and 4)       |          |ly Owned  |(D) or In-|ship
           |          |           |           |(D) Instr.  |               |             |          |at End of |direct (I)|(Instr.
           |          |           |           |3, 4, and 5)|               |             |          |Month     |          |4)
           |          |           |           |            |               |             |          |(Instr. 4)|(Instr. 4)|
           |          |           |------------------------------------------------------|          |          |          |
           |          |           |Code |  V  | (A)  | (D) | Date  |Expira-|Title |Amount|          |          |          |
           |          |           |     |     |      |     | Exer- |tion   |      |  or  |          |          |          |
           |          |           |     |     |      |     |cisable| Date  |      |Number|          |          |          |
           |          |           |     |     |      |     |       |       |      |  of  |          |          |          |
           |          |           |     |     |      |     |       |       |      |Shares|          |          |          |
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Stock op-  |  9.90    | 3/15/02   |  M  |     |43,750|     |9/30/01|8/31/09|Common|43,750|          |          |     D    |
tion (right|          |           |     |     |      |     |       |       |Stock |      |          |          |          |
to buy)    |          |           |     |     |      |     |       |       |      |      |          |          |          |
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Stock op-  |  9.90    | 3/15/02   |  M  |     |43,750|     |9/30/02|8/31/09|Common|43,750|          |          |     D    |
tion (right|          |           |     |     |      |     |       |       |Stock |      |          |          |          |
to buy)    |          |           |     |     |      |     |       |       |      |      |          |          |          |
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Stock op-  |  9.90    | 2/1/02    |  A  |     |43,750|     |9/30/03|8/31/09|Common|87,500|          | 87,500   |     D    |
tion (right|          |           |     |     |      |     |       |       |Stock |      |          |          |          |
to buy)(3) |          |           |     |     |      |     |       |       |      |      |          |          |          |
-----------------------------------------------------------------------------------------------------------------------------------
Stock op-  |  9.90    | 2/1/02    |  A  |     |43,750|     |9/30/04|8/31/09|Common|87,500|          | 87,500   |     D    |
tion (right|          |           |     |     |      |     |       |       |Stock |      |          |          |          |
to buy)(3) |          |           |     |     |      |     |       |       |      |      |          |          |          |
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Explanation of Responses:

(1)  Represents shares which Howard Sipzner received as part of a long-term compensation plan. The shares vest over two years; 9,000 shares vest on March 27, 2003 and 9,000 shares vest on March 27, 2004.

(2)  Represents shares which Howard Sipzner opted to purchase at a 15% discount to the fair market value on December 31, 2001 in lieu of a cash bonus for the year ended 2001. The shares vest over two years; 4,300 shares vest on March 31, 2003 and 4,300 shares vest on March 31, 2004.

(3)  Mr. Sipzner was granted these stock options under the 1995 Stock Option Plan. Mr. Sipzner may exercise his options after the vesting period in whole or in part, in increments of a minimum of 100 shares, at any time, or from time to time until their expiration



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                     /s/ HOWARD M. SIPZNER                    APRIL 8, 2002
                                                                    -------------------------------     ----------------------------
                                                                    **Signature of Reporting Person              Date
                                                                            Howard M. Sipzner


Note:  File three copies of this form, one of which must be manually signed.
If space provided is insufficient, SEE Instruction 6 for procedure.

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